Advanced Emissions Solutions, Inc.

Date of Request: May 22, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Jessica Dickerson

Re:	Advanced Emissions Solutions, Inc.
Withdrawal of Registration Statement on
Form S-4 (File No. 333-180174)

Ladies and Gentlemen:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, Advanced Emissions Solutions, Inc. (“Registrant”) hereby requests the withdrawal of Registrant’s Registration Statement on Form S-4 (File No. 333-180174), originally filed with the Securities and Exchange Commission (the “Commission”) on March 16, 2012, as subsequently amended, together with all exhibits thereto (collectively the “Registration Statement”). Registrant respectfully requests that such withdrawal be effective as of the date hereof or as soon as practicable hereafter.

Registrant is requesting withdrawal of the Registration Statement because the Registrant does not plan to amend the Registration Statement to become effective at this time and does not plan to pursue the reincorporation merger as further described in the Registration Statement at this time. The Registrant believes the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477.

The Registration Statement was not declared effective, and no securities have been sold pursuant to the Registration Statement.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, Registrant requests, in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to ADA-ES, Inc’s (“ADA”) account, as a parent that owns more than 50 percent of Registrant’s outstanding voting securities, for future use by Registrant or by ADA.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within 15 calendar days after such date, the Registrant receives notice from the Commission that this application will not be granted.

If you have any questions regarding the foregoing application for withdrawal, please telephone Julie Herzog of Schuchat, Herzog & Brenman, LLC at 303-295-9707.

Very truly yours,

By:	/s/ Mark M. McKinnies
Mark M McKinnies
Senior Vice President and Chief Financial Officer